* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com

March 30, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Mary Mast
Scot Foley
Frank Wyman

RE:	Aduro Biotech, Inc.
Registration Statement on Form S-1
Filed March 11, 2015
File No. 333-202667
Confidentially Submitted December 19, 2014
CIK No. 0001435049

Ladies and Gentlemen:

On behalf of Aduro Biotech, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 15, 2015 (the “Comment Letter”) regarding the draft Registration Statement on Form S-1 that was originally confidentially submitted to the Commission on December 19, 2014 and, as subsequently revised, was filed with the Commission on March 11, 2015 (the “Registration Statement”). In this letter, we are responding only to comment number 11 in the Comment Letter, the text of which we have incorporated into this response letter for convenience. The Company initially responded to comment number 11 in the Company’s letter dated January 27, 2015.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including,

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Two

but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at 650-843-5636 rather than rely on the U.S. mail for such notice.

Anticipated Price Range

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the road show, which the Company anticipates could commence as soon as [**]. That price range will be subject to then-current market conditions, continuing discussions with the underwriters and any other factors affecting the Company or the proposed offering.

Based in part on information provided by the underwriters, the Company currently estimates that the anticipated offering price to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be in the range of $[**] to $[**] per share. Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split that the Company plans to effect immediately prior to the offering. The Company expects to include the actual price range and reverse stock split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show, and confirms that the actual price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Staff Comment and Supplemental Company Response

Comment:

11.      We may have additional comments on your accounting for stock compensation or any beneficial  conversion features, once you have disclosed an estimated offering price. Please provide to us a quantitative and  qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity  issuance through the date of effectiveness for the preceding twelve months.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 30, 2015 Page Three

Supplemental Company Response:

The Company has granted stock options during the period from January 1, 2014 through the date of this letter as follows:

Grant date	Number of shares underlying stock options granted	Exercise price per share of common stock	Estimated fair value per share of common stock
July 31, 2014	2,646,400	$0.72	$0.72
September 15, 2014	158,600	$0.72	$0.72
January 10, 2105	4,162,350	$1.04	$1.04
March 10, 2015	275,500	$5.36	$5.36
Total	7,242,850

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during 2013 and 2014. The Company plans to reevaluate each of these assumptions, and revise them as appropriate, in preparing its financial statements for the first quarter of 2015 and each quarter thereafter.

Stock option grants and common stock valuations

The estimated fair value of the common stock underlying stock options was determined at each grant date by the Company’s board of directors and was supported by periodic independent third-party valuations. The Company’s board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of the common stock underlying those options on the date of grant. The valuations of common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, and then allocating this value to all of the equity interests using the option pricing method or the probability weighted expected return method. The assumptions used in the valuation model to determine the estimated fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	the Company’s stage of development;

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Four

•	the progress of research and development efforts by the Company and through its collaboration and license agreements with pharmaceutical partners;

•	the Company’s operating and financial performance, including its levels of available capital resources;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed transactions involving peer companies and related financings, mergers, acquisitions and licensing deals;

•	the rights and preferences of the Company’s common stock compared to the rights and preferences of its other outstanding equity securities;

•	the equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering (“IPO”) valuations and other metrics;

•	the achievement of enterprise milestones, including the Company’s progress in clinical studies;

•	the likelihood of achieving a liquidity event for the Company’s common stock, such as an IPO or an acquisition of the Company, given prevailing market and biotechnology sector conditions;

•	the sales of the Company’s convertible preferred stock in arms-length transactions;

•	the illiquidity of the Company’s securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Common stock valuation methodologies

The valuations discussed below were performed in accordance with applicable elements of the Practice Aid. The Practice Aid prescribes several valuation approaches for estimating the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Five

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, the Company considered the following methods:

•

Option Pricing Method. Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (“PWERM”), is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

Based on the Company’s early stage of development and other relevant factors, the Company determined that PWERM was the most appropriate method for allocating the Company’s enterprise value to determine the estimated fair value of common stock for valuations performed during 2014 and 2015.

Contemporaneous common stock valuations

In determining the estimated fair value of the common stock underlying the stock options granted, the Company’s board of directors considers the most recent contemporaneous independent third-party valuation of the Company’s common stock and an assessment of additional objective and subjective factors it believed to be relevant as of the grant date. The additional factors considered when determining any changes in estimated fair value between the most recent contemporaneous valuation and the grant date include, when applicable, the prices paid in the Company’s recent financing transactions, the Company’s stage of development, the Company’s clinical, operating and financial performance and business and financial market conditions generally and in the biotechnology sector. Each of the stock option grant dates since January 1, 2014 is discussed below.

July 31, 2014. The Company received an independent third-party valuation of its common stock as of June 30, 2014 that indicated that the fair value of the common stock on that date was $0.72 per share. This valuation utilized the PWERM to estimate the Company’s equity value based on the Company’s May 2014 arms-length sale of Series C convertible preferred stock and the Company’s May 2014 entry into its first collaboration agreement with Janssen Biotech, Inc. for the treatment of prostate cancer based on its LADD-based immunotherapy program. The Company also took into consideration the enterprise values, stage of development, product portfolios, and exit values associated with initial public offerings and transactions of guideline companies. This equity value was allocated to the securities outstanding based on their liquidation preferences and other rights using the PWERM. The independent valuation specialist used an estimated volatility of 107.6% and a weighted average

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Six

expected time to various liquidity events of 1.7 years (noting that the IPO liquidity event was estimated at 1 year with a probability weighting of 10%) and applied a 26.8% discount for lack of marketability due to the Company being privately held. Between June 30, 2014 and July 31, 2014, the Company continued to make progress in its preclinical and clinical programs, but no new substantive scientific data became available to the Company, nor were there any substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $0.72 per share as of July 31, 2014.

September 15, 2014. The Company’s board of directors, with the assistance of management, performed a valuation and determined that the estimated fair value of the Company’s common stock on September 15, 2014 remained $0.72 per share. The Company’s board of directors determined that the events and circumstances occurring between the date of the previous independent third-party valuation, June 30, 2014, and September 15, 2014 did not indicate a change in fair value of the Company’s common stock. The facts and circumstances considered by the Company’s board of directors included the Company’s continued progress in the Company’s preclinical and clinical product portfolio, but the Company’s board of directors noted that no new substantive scientific data became available to the Company and there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation.

January 10, 2015. The Company received an independent third-party valuation of its common stock as of December 31, 2014 that indicated that the fair value of the common stock on that date was $1.04 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop the Company’s equity value based on the enterprise values, stage of development, product portfolios, and exit values associated with initial public offerings and transactions of guideline companies. This equity value was also allocated using the PWERM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 110.9% and a weighted average expected time to various liquidity events of 1.3 years. The independent valuation specialist also utilized assumptions with respect to the IPO liquidity event, specifically the estimated time to occurrence of 4 months and a probability weighting of 25%. In addition, the applied discount for lack of marketability due to the Company being privately held was reduced to 25.3%. The Company’s board of directors assessed several factors in its valuation of the Company’s common stock, including (i) presentation of interim results from the Company’s Phase 1b clinical trial in mesothelioma in October 2014, (ii) the Company entering into its second collaboration agreement with Janssen Biotech, Inc. for the treatment of lung cancer and certain other cancers based on the Company’s LADD-based immunotherapy program in October 2014, (iii) the closing of the Company’s $51.4 million Series D convertible preferred stock financing at a price of $2.7029 per share with eleven new institutional investors in December 2014, and (iv) the Company’s initial confidential submission of the Registration Statement in December 2014. Between December 31, 2014 and January 10, 2015, the

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Seven

Company continued to make progress in the Company’s preclinical and clinical product portfolio, but no new substantive scientific data became available to the Company, nor were there any substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an updated independent third-party valuation. The Company’s board of directors determined the estimated fair value of the Company’s common stock to be $1.04 per share as of January 10, 2015.

March 10, 2015. The Company received an independent third-party valuation of its common stock as of March 5, 2015 that indicated that the fair value of the common stock on that date was $5.36 per share. In this contemporaneous valuation, the Company used the PWERM methodology to develop the Company’s equity value based on the enterprise values, stage of development, product portfolios, and exit values associated with initial public offerings and transactions of guideline companies. This equity value was also allocated using the PWERM to the securities outstanding based on their liquidation preferences and other rights. The independent valuation specialist used an estimated volatility of 99.7% and a weighted average expected time to various liquidity events of 1.0 years. The independent valuation specialist also utilized assumptions with respect to the IPO liquidity event, specifically the estimated time to occurrence of 4 months and a probability weighting of 50%. In addition, the applied discount for lack of marketability due to the Company being privately held was reduced to 18%. The reduction in the discount rate from 25.3% at December 31, 2014 to 18% at March 5, 2015 had a significant impact on the fair value of the common stock. The Company’s board of directors assessed several factors in its valuation of the Company’s common stock, including (i) the initiation of the Phase 2b STELLAR clinical trial in pancreatic cancer in January 2015; (ii) the Company’s progress in its efforts to find a collaboration partner and licensee for its cyclic dinucleotide program assets, and late stage negotiations with Novartis Pharmaceuticals Corporation, (iii) the Company’s progress with its IPO, and (iv) the positive market conditions for cancer immunotherapy IPOs and licensing transactions. Between March 5, 2015 and March 10, 2015, the Company continued to make progress in its preclinical and clinical product portfolio, but no new substantive scientific data became available to the Company. The Company’s board of directors determined that the estimated fair value of the Company’s common stock to be $5.36 per share as of March 10, 2015. On March 10, 2015, the Company’s board of directors approved stock option grants to employees totaling 275,500 shares of common stock at an exercise price of $5.36 per share.

Factors contributing to differences between grant date estimated fair values and the estimated IPO price

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of common stock in connection with prior stock option grants, the Company is providing the information set forth below.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Eight

2014-2015 Stock Option Grants.

The Company believes the following factors, along with those set forth above with respect to each of the options granted by the Company since January 1, 2014, adequately explain the difference between the estimated fair values of the Company’s common stock on those grant dates and the estimated IPO price.

•

The estimated price range reflects the Company entering into the Collaboration and License Agreement with Novartis Pharmaceuticals Corporation (“Novartis”) on March 19, 2015 (the “Collaboration and License Agreement”), and the closing of the Company’s Series E convertible preferred stock financing, with Novartis Institutes for BioMedical Research, Inc., on March 24, 2015 at a purchase price of $10.5886 per share (without giving effect to the impact of an anticipated reverse stock split that the Company plans to effect immediately prior to the offering). Pursuant to the Collaboration and License Agreement, the Company received an upfront payment of $200 million and, if all development and regulatory milestones are met, is eligible to receive up to an additional aggregate amount of $500 million. The Company will lead commercialization activities and will book sales in the United States for any products developed and commercialized pursuant to this collaboration, with Novartis leading commercialization activities in all other regions. The companies will share in profits, if any, in the United States, Japan and major European countries. Novartis will pay the Company a mid-teens royalty for sales in the rest of the world. The Company believes that the overall equity value of the Company increased following the Novartis transaction due to:

—	the substantial increase in the Company’s cash position following receipt of the upfront payment from Novartis and eligibility to receive additional payments;
—	formally entering into the Collaboration and License Agreement and the closing of the Series E Preferred Stock financing (removing any probability that the transaction may not be consummated);
—

the strengthening of the Company’s technical and operational capabilities to expand and develop the cyclic dinucleotide technology platform in oncology, based on the synergistic nature of the collaboration; and

—	the increased likelihood of a successful IPO.

•

The estimated price range also represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

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U.S. Securities and Exchange Commission March 30, 2015 Page Nine

successfully completed, would remain illiquid for the 180-day lockup period following the IPO. This illiquidity accounts for a substantial difference between the estimated fair values of the common stock through March 5, 2015 and the estimated IPO price range. For example, as noted above, the independent valuation of the common stock as of March 5, 2015 applied an 18% “private company” discount to reflect this lack of liquidity. By comparison, publicly traded life science companies in later stages of development would have a significantly lower cost of capital within the range of 12%.

•

The estimated price range also reflects improvement in the relevant market environment since January 1, 2014, including a substantial improvement in the first three months of 2015. This improvement is evidenced by, among other things, the more than 54% increase in the value of the NASDAQ Biotechnology Index from January 1, 2014 through March 27, 2015, which increase occurred almost continuously throughout that 15-month period and which includes a more than 14% increase since December 31, 2014.

Additional Stock Option Grants. On March 30, 2015, the Company’s board of directors approved stock option grants to its independent directors and other optionees to be effective at the IPO date. With respect to these stock options, the Company intends to use the price to the public in the IPO as the deemed fair value per share of common stock.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Aduro Biotech, Inc. in connection with Registration Statement on Form S-1 filed on March 11, 2015

U.S. Securities and Exchange Commission March 30, 2015 Page Ten

Please contact me at 650-843-5636 with any questions or further comments regarding this matter.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.
Jennifer Lew, Aduro Biotech, Inc.
Barbara A. Kosacz, Cooley LLP
Mark V. Roeder, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP
Michael VanderKlugt, Deloitte & Touche LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM